UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Adistry Inc

Legal status of issuer

> **Form**
> C-Corporation
>
> **Jurisdiction of Incorporation/Organization**
> Colorado
>
> **Date of organization**
> September 16, 2016

Physical address of issuer
2201 14th Ave #2-304 Longmont, CO 80501

Website of issuer
https://adistry.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
November 30, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$7,785	$93,246
Cash & Cash Equivalents	$7,222	$92,309
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$225,500	$135,500
Revenues/Sales	$270,512	$114,664
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-175,462	$-98,613

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
Oct 10th, 2018

Adistry Inc



Up to $1,070,000 of Crowd Notes

Adistry Inc ("Adistry", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 30, 2018 The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $375,000 under the Combined Offerings (the "Closing Amount") by November 30, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 30, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to

differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://adistry.com/investor.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/adistry

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Adistry Inc is a Colorado C-Corporation, formed on September 16, 2016.

The Company is located at 2201 14th Ave #2-304 Longmont, CO 80501.

The Company's website is https://adistry.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/adistry and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	November 30, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 9 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017 and 2016. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 3, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Meghan Larson. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is subject to rapid technological change and dependence on new product development. The industry they operate in is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes.

The Company's projections are aggressive. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has only $50,000 in cash balances as of 10/05/2018. This equates to three months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our potential competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale.

The development and commercialization of the Company's products and services are competitive. It faces potential competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors may also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's potential competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The company is raising at a high valuation given the current stage of the company. The Company has a limited operating history upon which you can evaluate its performance. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price (plus accrued unpaid interest) or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this

Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 53.32% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Colorado law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Sales automation platform aiming to remove the grunt work of selling and managing advertising campaigns and conference sponsorships.

Business Plan
Our revenue model is SaaS plus commission. Our media publishers pay us a monthly fee of $29 - $399*, and we take a percentage of each sale. Our self-service business development tools help our customers make more money. When they win, Adistry wins as well.
*The Company is currently charging $129 for its highest tier. The $399 is a forward-looking price point for when the Company launches all the features and updates.

The Company's Products and/or Services

Product / Service	Description	Current Market
Sales automation technology	Sales technology for media companies	Media and Advertising

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are media companies and conferences that offer advertising, sponsorships, and custom marketing opportunities.

Intellectual Property
The Company is dependent on the following intellectual property: None

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5,062,668	FIRST USE 5-1-2015; IN COMMERCE 5-15-2015	Adistry	February 06th, 2017	October 18, 2017	U.S.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.35% of the proceeds, or $46,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $84,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Engineering Payroll	47%	47%	42%
Sales Payroll	33%	33%	38%
Marketing	14%	14%	14%
General Expenses	6%	6%	6%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Meghan Larson	CEO, President, Board Member	Sales, Marketing, Fundraising
Terry Daniel Cox	CTO, Secretary, Board Member	Engineering, Marketing
Richard Glassberg	Board Member	Sales and Operations at Adistry. Founder/CEO at REGVirtual.
Jmichaele Keller	Board Member	Prior CEO at Steep Hill Inc

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in CO, one in New York, and one in Sydney.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	950,000	Yes	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Describe any collateral or security	Maturity date	Other material terms
SAFE Note	Acceleprise VC	$50,000	N/A	N/A	N/A	20% discount; Converting at any Preferred Equity financing; No Valuation Cap.
Convertible Debt	Alison Foto Agley	$12,500	8% Monthly Compounding	N/A	8/30/2019	$2.5M Valuation Cap; 20% discount; Converting at $1M;
Convertible Debt	Atul Patel	$25,000	8% Monthly Compounding	N/A	5/25/2019	$2.5M Valuation Cap; 20% discount; Converting at $1M;
Convertible Debt	Canty Ventures	$100,000	8% Monthly Compounding	N/A	6/08/2019	$2.5M Valuation Cap; 20% discount; Converting at $1M;
Convertible Debt	Jmichaele Keller	$25,000	8% Monthly Compounding	N/A	5/12/2019	$2.5M Valuation Cap; 20% discount; Converting at $1M;
Convertible Debt	Matthew Greene	$10,000	8% Monthly Compounding	N/A	08/29/2019	$2.5M Valuation Cap; 20% discount; Converting at $1M;
Convertible Debt	Michael Lin	$25,000	8% Monthly Compounding	N/A	11/30/2019	$2.5M Valuation Cap; 20% discount; Converting at $1M;
Convertible Debt	Richard Glassberg	$15,000	8% Monthly Compounding	N/A	08/28/2019	$2.5M Valuation Cap; 20% discount; Converting at $1M;
Convertible Debt	RSCM Fund	$100,000	8% Monthly Compounding	N/A	02/01/2020	$2.5M Valuation Cap; 20% discount; Converting at $1M;
Convertible Debt	Golden Goat Capital	$25,000	8% Monthly Compounding	N/A	11/23/2019	$2.5M Valuation Cap; 20% discount; Converting at $1M;
Convertible	Canty	$50,000	6% Monthly	N/A	09/17/202	$5M Valuation Cap;

| Debt | Ventures | | Compounding | | 0 | 20% discount; Converting at $1M; |

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Meghan Larson and Daniel Cox.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Meghan Larson	402,500	26.66
Terry Daniel Cox	402,500	26.66

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Adistry, Inc. ("the Company") is a corporation organized under the laws of Colorado. The Company is an advertisement company that aids businesses in ad campaigns.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017 and 2016.

The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 3, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

In 2016, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Notes"). The notes accrue interest at the rate of 8% per annum and are payable two years from date of issuance. Maturity dates range from 2018 to 2020. During 2017 and 2016, the Company capitalized approximately $34,612.92 in interest related to the Notes. The Notes are convertible to equity at a discount to the then-current market price under certain circumstances. They may also be settled in cash at a premium, in lieu of conversion.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $34K in cash on hand as of July, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security	Amount outstanding	Exemption relied upon	Use of Proceeds
SAFE Note	$50,000	Regulation D	General Working Capital
Convertible Debt	$12,500	Regulation D	General Working Capital
Convertible Debt	$25,000	Regulation D	General Working Capital
Convertible Debt	$100,000	Regulation D	General Working Capital
Convertible Debt	$25,000	Regulation D	General Working Capital
Convertible Debt	$10,000	Regulation D	General Working Capital
Convertible Debt	$25,000	Regulation D	General Working Capital
Convertible Debt	$15,000	Regulation D	General Working Capital
Convertible Debt	$100,000	Regulation D	General Working Capital
Convertible Debt	$25,000	Regulation D	General Working Capital
Convertible Debt	$50,000	Regulation D	General Working Capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding balance of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $370,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
No preferred stock has been issued.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Meghan Larson
_____
(Signature)

Meghan Larson
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Meghan Larson
_____
(Signature)

Meghan Larson
_____
(Name)

CEO
_____
(Title)

_____
(Date)

/s/Terry Daniel Cox
_____
(Signature)

Terry Daniel Cox
_____
(Name)

CTO
_____
(Title)

_____
(Date)

/s/Richard Glassberg
_____
(Signature)

Richard Glassberg
_____
(Name)

Board Member
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

ADISTRY, INC.

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

October 4, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Adistry, Inc.
Longmont, CO

We have reviewed the accompanying financial statements of Adistry, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opin-ion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of inter-nal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial state-ments in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As dis-cussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Manage-ment's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 4, 2018

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

ADISTRY, INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016

_____

	2017	**2016**
ASSETS		
CURRENT ASSETS		
Cash	$ 7,222	$ 92,309
TOTAL CURRENT ASSETS	7,222	92,309
NON-CURRENT ASSETS		
Office Equipment		
Computer Equipment	1,952	1,952
Less: Accumulated Depreciation	(1,390)	(1,015)
TOTAL NON-CURRENT ASSETS	562	937
TOTAL ASSETS	7,785	93,246
LIABILITIES AND SHAREHOLDERS' EQUITY		
NON-CURRENT LIABILITIES		
Convertible Notes	225,500	135,500
TOTAL LIABILITIES	225,500	135,500
SHAREHOLDERS' EQUITY		
Common Stock (2,000,000 shares authorized; 950,000 issued; $0.00 par value)	-	-
Additional Paid in Capital	127,340	127,340
Distributions Paid to Shareholders	(25,472)	(25,472)
Retained Earnings (Deficit)	(319,583)	(144,122)
TOTAL SHAREHOLDERS' EQUITY	(217,715)	(42,254)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 7,785	$ 93,246

ADISTRY, INC.
INCOME STATEMENT
FOR THE PERIOD OF DECEMBER 31, 2016 THROUGH DECEMBER 31, 2017
_____

	2017		2016	
Operating Income				
Sales, Net	$	270,512	$	114,664
Cost of Goods Sold				
Gross Profit		270,512		114,664
Operating Expense				
Publisher Payouts	$	218,827	$	29,273
Salary Expense		177,210		145,218
Advertising		15,704		12,904
General & Administrative		12,452		18,692
Software		11,259		4,785
Professional Services		867		820
Depreciation Expense		375		624
Bank Service fees		7,321		586
Rent		1,900		375
Utilities		59		
		445,974		213,277
Net Income from Operations		(175,462)		(98,613)
Net Income	$	(175,462)	$	(98,613)

ADISTRY, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF DECEMBER 31, 2016 THROUGH DECEMBER 31, 2017
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (175,462)	$ (98,613)
Net Cash Flows From Operating Activities	(175,462)	(98,613)
Cash Flows From Investing Activities		
Change in Computer Equipment	375	624
Net Cash Flows From Investing Activities	375	624
Cash Flows From Financing Activities		
Change in Convertible Notes	90,000	175,500
Net Cash Flows From Investing Activities	90,000	175,500
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	(85,088)	77,510
Cash at End of Period	$ (85,088)	$ 77,510

ADISTRY, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF DECEMBER 31, 2016 THROUGH DECEMBER 31, 2017
_____

	2017	2016
Starting Equity	$ (42,254)	-
Additional Paid In Capital	12,340	12,340
Issuance of Stock	115,000	115,000
Distribution Paid to Shareholders	(25,472)	(25,472)
Retained Earnings	(319,583)	(144,122)
Ending Equity	$ (217,715)	$ (42,254)

ADISTRY, INC.
NOTES TO FINANCIAL STATEMENTS (REVIEWED)
DECEMBER 31, 2017 AND 2016

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Adistry, Inc. ("the Company") is a corporation organized under the laws of Colorado. The Company is an advertisement company that aids businesses in ad campaigns.

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017 and 2016.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to conduct an equity crowdfunding offering during 2018. With this extra funding, they plan to find ways to reduce costs while increasing profits. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 3, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company currently occupies shared office space under a month to month operating lease. There are no future minimum payments due under the lease.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal income tax filings for 2016 and 2017 will remain subject to review by the IRS until 2020 and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of Colorado. The Company's tax filings in the State of Colorado for 2016 and 2017 remain subject to review by that State until 2020, and 2021, respectively.

NOTE D- DEBT

In 2016, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Notes"). The notes accrue interest at the rate of 8% per annum and are payable two years from date of issuance. Maturity dates range from 2018 to 2020. During 2017 and 2016, the Company capitalized approximately $34,612.92 in interest related to the Notes.

The Notes are convertible to equity at a discount to the then-current market price under certain circumstances. They may also be settled in cash at a premium, in lieu of conversion.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 4, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website





Adistry™

Reshaping How Media is Bought and Sold

2
How media companies currently sell direct advertising
It's a sales-led process
• Emails
• Phone calls
• Spreadsheets
• Manual data entry
FOOD&WINE
Contacts
For Advertising Inquiries, Please Contact
Vice President, Luxury Brand Sales

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Invest in Adistry

Sales platform removing the grunt work of selling and managing advertising campaigns and conference sponsorships.

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$1,000	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Share:

Adistry is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Adistry without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Strategic investors include Canty Ventures, Acceleprise, Right Side Capital, and more.
- Key customers using the platform include the Maven Coalition, Cannabis Club TV, and Being Liberal.
- Media mentions from Forbes, Newsweek, and Boston Globe.
- Over $12k in monthly recurring revenue as of September 2018 (not reviewed by CPA).

Fundraise Highlights

- Total Round Size: US $1,070,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $5,000,000
- Target Minimum Raise Amount: US $375,000
- Offering Type: Side by Side Offering

Sales automation platform aiming to remove the grunt work of selling and managing advertising campaigns and conference sponsorships.

We believe the landscape for media companies has changed dramatically over the last few years. New forms of advertising are constantly hitting the industry, ad-free content is becoming more ubiquitous, and consumers have become adept at blocking online ads. However, the process of selling direct advertising and conference sponsorships hasn't evolved with the times. With the sales process becoming more confusing and expensive, it has become increasingly difficult for media businesses to keep a healthy bottom line.

After working with publishers of all sizes, we saw the pain points that came with selling media.

We built Adistry to help media companies easily diversify and scale their sales. No matter if they're a website, podcast, newsletter, or conference, our purpose is to help make the process of buying and selling ads a lot less stressful on businesses with limited resources.



With Adistry, we want to help media companies get more leads and sales, and advertisers rest assured that they've bought the most effective advertising campaign for their needs.

We have a full onboarding schedule and are continually bringing new clients into the pipeline. With two engineers and our co-founder, Meghan, as our only person spearheading sales, we are at $12k in MRR. Our goal is to raise enough funds to hire a sales team and more engineering talent to scale Adistry to the next level.

Product & Service

How It Works

Our core platform, which includes strategic integrations into business tools like CRMs, mail servers, ad servers, digital signing, and bookkeeping software, is designed to drastically cut down on the dozens of conversations a campaign typically needs to be completed.

Our process is just three simple steps:

1. Discover: We work with publishers and advertisers to help each campaign quickly find the perfect home.

2. Once a business or agency has found the best advertising opportunity, they purchase it directly from the media companies website.

3. Our free campaign management suite makes it easy to stay on top of ad campaigns, upload the creatives, and communicate effortlessly.

For media companies, we provide an easy way for publishers to directly engage with advertisers using our e-commerce ready digital sales profiles.

For advertisers, we make it simple to purchase directly from a media companies website or they can come to Adistry's Marketplace to begin working with niche to mainstream media companies and conferences.

Business Model

Our revenue model is SaaS plus commission. Our media publishers pay us a monthly fee of $29 - $399*, and we take a percentage of each sale. Our self-service business development tools help our customers make more money. When they win, Adistry wins as well.

The Company is currently charging $129 for its highest tier. The $399 is a forward-looking price point for when the Company launches all the features and updates.

Growth Plan

We're taking a vertical strategy to our growth plan. We are currently laser-focused on beachhead markets where Google and other large advertising platforms have been very reluctant to enter such as crypto, gambling, and cannabis. Our goal is to become the leader in those markets and to use that momentum and cash flow to engage larger mainstream platform partners.

Utilizing Machine Learning

There is a land grab for 'data' going on in almost every industry. However, most companies have a difficult time finding scalable revenue growth. The companies that succeed solve a real problem where the information they gather is woven into their platform as an integral part of their business and their customers benefit from it.

Adistry has full access to the data of the startups we work with and the media organizations covering them. We can start collecting their return on marketing investments, the brand they are crafting, how their customers respond, their sales metrics, and more. With the access to this data, our ability to automate previously unscalable ad inventory, and our background in machine learning projects, we believe we can build a platform that can shape the next decade of the media and advertising landscape that is inclusive of regulated and niche industries.

Adistry Is SalesTech

Adistry is best described as SalesTech for media companies and conferences. We don't design advertisements or sell tickets. We empower our publishers through sales automation. We have differentiated ourselves by automating high touch areas of the sales funnel directly into the publisher's sites and throughout their entire sales cycle.

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Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
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Media Mentions


Your Company
Advertising Sales Media Kit
YourCompany reaches
Our Readers spend
45 minutes
reading our articles each day
Our Readers are
56%
family decision makers

The Boston Globe

Forbes

Newsweek

Team Story

Meghan and Daniel have been collaborating on projects for over eight years. Their passion is finding ways to scale small businesses and companies, especially in the crypto, cannabis, and gambling industries.

Daniel got his start working as a developer at a media agency then secured a senior engineering role at Betfair, one of the largest gambling exchange in the world. He became extremely knowledgeable of the gambling industry and the nuances that come with working in a regulated industry.

Meanwhile, in Colorado, Meghan was helping small businesses build their media plans and execute on media buys. She found a number of issues in trying to help small companies place non-Facebook or Google ads. It was always the same: they lacked the capital to be able to advertise on a large scale, and because many of them were niche companies, it was much harder for them to be accepted on larger media platforms.

Consulting with a few publishers, Meghan found that their sales processes just weren't scalable to accept these smaller, niche advertisers en masse.

After analyzing this problem, the two combined forces and built Adistry to help companies in niche industries have a fair shot at growing their businesses through advertising.

Founders and Officers



Meghan Larson
CEO

Meghan has over 9-years of experience marketing SMB's and monetizing media organizations.



Daniel Cox
CTO

Daniel is a full-stack developer with over 15-years of experience. He specializes in marketing automation and machine learning technologies.

Key Team Members

PROFILE MENU



Richy Glassberg
Board Member



Robbie Cruse
Senior Engineer

Q&A with the Founder

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Q:
When were you founded and incorporated?
Adistry:
Daniel and Meghan came up with the Adistry concept and name on July 24th of 2014. We incorporated as an LLC and secured the web domains. We incorporated as a Colorado C-corp on September 16th, 2015.

Q: Please detail your historical product road map from inception - YTD.
Adistry:
January 2016 - May 2017: We built out our Marketplace technology and focused selling to media buyers (agencies and brands). We had a difficult time scaling our profit to a sustainable amount.
May 2017 - August 2017: After media buyer and seller interviews, we began building out our media organization-focused technology. We launched our self-serve MVP technology with five media publishers.
August 2017 - December 2017: Daniel and Meghan built our campaign manager section and heavily improved the self-serve section.
January 2018 - March 2018: Daniel and Meghan were still the only two employees at Adistry. We released a slew of features and upgrades during Q1 2018.
April 2018 - June 2018: Robbie joined our team, and we released multiple integrations and our proposal generator. We also created and launched a custom integration for The Maven.
June 2018 - YTD: We are building out a new campaign manager and many more integrations. We are also in the process of creating a new profile designer. Our goal is to decrease the average time of onboarding a new media company from 60-minutes to 15-minutes.

Q: How many full-time employees (including founders) do you expect to have post-raise?
Adistry:
We plan to hire a UI/UX engineer, copywriter, marketer, six sales team members, and an additional full-stack engineer.

Q: Please detail your IP and patents filed/granted.
Adistry:
We do not currently have any patents filed, but we plan to file in the future.

Q: Who do you view as your closest competitors and what key factors differentiate yourselves?
Adistry:
First and foremost we run into status quo. Media publishers and conferences have a purely sales-led, hands-on process of selling direct placements. We believe, our closest indirect competition is DanAds. They are in the category of Programmatic Direct. Currently, they are focused on display and text ads and do not have the infrastructure we have built to automate direct sales for alternative advertising.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,070,000
Minimum investment:	US $1,000
Target Minimum:	US $375,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	6.0%
Valuation Cap:	US $5,000,000
Interest rate:	20.0%
Note term:	24 months

Additional Terms

Investor Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement "IPA". The IPA will authorize SeedInvest to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with the Company's offering materials for additional details.

PROFILE MENU

Closing conditions:

While Adistry Inc has set an overall target minimum of US $375,000 for the round, Adistry Inc must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Adistry Inc's Form C.

Transfer restrictions:

Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised | If Maximum Amount Is Raised

● General Expenses ● Marketing ● Sales ● Engineering

Investor Perks

$1k Tier: Receive an eco-friendly canvas tote

$5k Tier: Your Adistry canvas tote + Zip Hoodie

$25k Tier: Join our co-founders for dinner in Boulder + All the above.

$50k Tier: $1000 media campaign for you or one of your portfolio companies + All of the above.

$100k Tier: Quarterly call with our co-founder Meghan + All the above.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Adistry's prior rounds by year.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest


$5500000
$5000000
$4500000
$4000000
$3500000
$3000000
$2500000
$2000000
$1500000
Pre-Seed (Common)
Pre-Seed (Convertible)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $120,000
Closed Date	Jan 14, 2016
Security Type	Common Equity

Pre-Seed

Round Size	US $387,500
Closed Date	Feb 20, 2018
Security Type	Convertible Note
Valuation Cap	US $2,500,000

Financial Discussion

Operations

Adistry, Inc. ("the Company") is a corporation organized under the laws of Colorado. The Company is an advertisement company that aids businesses in ad campaigns.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017 and 2016.

The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 3, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

In 2016, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Notes"). The notes accrue interest at the rate of 8% per annum and are payable two years from date of issuance. Maturity dates range from 2018 to 2020. During 2017 and 2016, the Company capitalized approximately $34,612.92 in interest related to the Notes. The Notes are convertible to equity at a discount to the then-current market price under certain circumstances. They may also be settled in cash at a premium, in lieu of conversion.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $34K in cash on hand as of July, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Market Landscape

PROFILE MENU



Advertising Purchased Directly in the USA

Media sales is a $550B industry, and $147B of it is led by sales teams selling directly in a very hands-on process. This is Adistry's market.

Right now, purchasing some forms of advertising through Facebook and Google is a fairly simple and immediate process. However, if you wanted to advertise in the newsletter you read every morning, in the podcast you listen to on your commute, or at the tradeshow you want to exhibit at; prepare for a lengthy sales process. For small and medium-sized businesses who may not have enough bandwidth, Adistry provides a streamlined way to cut through drawn-out sales processes. We are creating a simple way to advertise in not only traditional forms of media, but also emerging platforms that will provide new opportunities for advertisers to reach new customers.

"Our discussions with leading industry participants suggest that a lack of self-service tools, prohibitive minimum advertising buys, and reliance on direct sales or programmatic platforms that do not cater to small businesses may be restricting the number of advertisers who are aware of and active on all but the most popular platforms. There is room for the further democratization of digital advertising, which may come in the form of the next generation of technological advances."

-PwC | IAB

Our mission is to help shape the future of the media industry by bringing our revolutionary technology to both small and large media companies and advertisers.

Risks and Disclosures

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017 and 2016. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through October 3, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Meghan Larson. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is subject to rapid technological change and dependence on new product development. The industry they operate in is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes.

The Company's projections are aggressive. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has only $50,000 in cash balances as of 10/05/2018. This equates to three months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our potential competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale.

The development and commercialization of the Company's products and services are competitive. It faces potential competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors may also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's potential competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The company is raising at a high valuation given the current stage of the company. The Company has a limited operating history upon which you can evaluate its performance. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 53.32% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Colorado law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
> 📁 Pitch Deck and Overview (1 file)	Folder
> 📁 Financials (1 file)	Folder
<u>Financial Summary</u>	Document



Highlights
Overview
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Q&A with Founder
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Investor Perks
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NAME	TYPE
Fundraising Round (1 file)	Folder
Current Capitalization Table	Document
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Purchase Agreement	Document
Investor Proxy Agreement	Document
Miscellaneous (5 files)	Folder
Articles of Incorporation or Certificate of Incorporation	Document
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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Adistry

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Adistry. Once Adistry accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Adistry in exchange for your securities. At that point, you will be a proud owner in Adistry.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or passport

5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Adistry has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Adistry does not plan to list these securities on a national exchange or another secondary market. At some point Adistry may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Adistry either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Adistry's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Adistry's Form C. The Form C includes important details about Adistry's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

PROFILE MENU ☰

EXHIBIT D
Investor Deck



Reshaping How Media is Bought and Sold

This presentation contains offering materials prepared solely by Adistry, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

How media companies currently sell direct advertising

It's a sales-led process

- Emails
- Phone calls
- Spreadsheets
- Manual data entry


http://www.foodandwine.com/contact.html
FOOD&WINE
RATE CARD
EDITORIAL
EVENTS
AUDIENCE
CIRCULATION
INTEGRATED MARKETING
DIGITAL ADVERTISING
VIDEO PRODUCTION
SALES OFFICES
PRESS
MEDIA KIT
Contacts
For Advertising Inquiries, Please Contact
Advertising_contact@timeinc.com
Vice President, Luxury Brand Sales
Vanessa Feimer Davis, vanessa.davis@timeinc.com

What is the problem?

$50,000
Budget
$1,000
Budget

Media companies spend the same amount of time on small buyers as they do on larger, more lucrative clients.





These statements represent management's opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Their direct sales process is not scalable



So, the smaller customers are ignored, which adds up to a lost revenue potential.

These statements represent management's opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Our market landscape



$109 Billion

$40 Billion

$147 Billion

Podcasts

Niche Print

Newsletters

Social Influencers

Events & Conferences

Direct media sales in 2017 were $147B* in the USA.

This is the fragmented market that Adistry aims to automate with our sales technology.

*Adistry's target market includes, but is not limited to, magazines, podcasts, print, OOH, and video games, which totaled $96.2B in the US in 2017. Events and conferences are also Adistry's target customers. Sales in this space were $23.2B in the US in 2017. According to market reports and interviews with ad buyers in some of the largest US ad agencies, 25% of banner, display and tv buys are conducted directly with the media company.

Our platform in a nutshell

Automated Sales Technology



Trends and Predictive Analytics**

Integrations*

**The Company currently has certain Trend Analytics live on its platform and is still building out its Predictive Analytics feature, which will be released when the Company has a larger data set.

Media companies can use our platform to manage their diverse ad inventory - our goal is to optimize every step in their sales cycle.



* Currently, only AdButler and AppNexus are available to integrate on Adistry's platform. All the other logos shown above represent future, rather than current offerings, and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Predictive analytics


Integrations
Sales Platform
3rd Party Trackers
User Provided Data

Sales = Data

Our sales platform and a strong relationship with each of our customers allows us to build a private data set within regulated markets.

With the wealth of data we are collecting, we are training our machine learning models.

The Company currently has certain Trend Analytics live on its platform and is still building out its Predictive Analytics feature, which will be released when the Company has a larger data set. These statements represent future, rather than current offerings, and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Customer feedback

Up to 95% touchless*

- Of the media sales coming through our “Buy It Now” tech is touchless. Meaning our customer's sales team did not speak with their client before they purchased.

Up to 15% Increase in bottom line*

- Our sales technology can lift our customers’ bottom line, and monthly recurring orders.

These statements represent management’s estimates based on the Company’s interviews with about 10% of its customers. They are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Revenue model



Sales Commission
Up to 5% commission on each transaction

+

SaaS Subscriptions
$29 - $399* per month for each customer

*The Company is currently charging $129 for its highest tier. The $399 is a forward-looking price point for when the Company launches all the features and updates. This slide represents future, rather than current Revenue model, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

Hitting rapid growth and adoption



86
Customers

26%
MoM Growth
(since 2018)

$12,000
MRR

A sample of our customers



THEWEEDBLOG

THE MAVEN



ALLHIPHOP.COM

The Intellectualist





Our Strategy

Customer Success Strategy

Our customer segmentation, onboarding process, and support strategy all aim to surpass our customers' desired outcomes.

Product Development

A combination of technology that produces touchless onboarding with our predictive analysis tools can help us hit our traction goals.

Growth Strategy

Through strategic market development we plan to expand into our beachfront markets in regulated industries. We believe we are industry agnostic and can integrate across all verticals in the U.S. advertising industry.

Customer Acquisition

Marketing that produces touchless acquisition, coupled with a direct sales approach for enterprise clients, will ensure that we hit our traction goals.







Team

Founders have worked together for over eight years.

Meghan Larson
CEO

Nine years of management and media buying/selling experience. Extensive experience building out marketing programs for startups.



Daniel Cox
CTO

Sr full-stack application engineer for 15 years. Specializes in building marketing automation technologies and machine learning.



Richy Glassberg*
Executive Chairman

Co-founder of the Interactive Advertising Bureau (IAB). Serial digital advertising entrepreneur that has lead seven large startups.



Robbie Cruse
Engineer

Senior software developer with extensive experience in microservice architecture and backend engineering.







*Richy is also currently running his own company: RegVirtual.



Reshaping How Media Is Bought and Sold

Meghan Larson

CEO, Adistry Inc.

www.seedinvest.com/adistry